             Nuveen Connecticut Dividend Advantage Municipal Fund 4
                              333 West Wacker Drive
                             Chicago, Illinois 60606

                               September 21, 2005

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Nuveen Connecticut Dividend Advantage Municipal Fund 4 (CIK: 0001283619) Request for Withdrawal of Registration Statement on Form N-2
     File Nos. 333-114050, 811-21543

Ladies and Gentlemen:

     On March 30, 2004, Nuveen Connecticut Dividend Advantage Municipal Fund 4 (the "Registrant") filed a registration statement on Form N-2 relating to the registration of common shares of beneficial interest of Nuveen Connecticut Dividend Advantage Municipal Fund 4 (accession number 0001193125-04-054089). The registration statement has not yet become effective.

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests the withdrawal of the above mentioned Form N-2 for Nuveen Connecticut Dividend Advantage Municipal Fund 4.

                                       Sincerely,

                                       Nuveen Connecticut Dividend Advantage
                                       Municipal Fund 4
                                       (Registrant)

                                       By: /s/ Jessica R. Droeger
                                           ------------------------------------
                                           Jessica R. Droeger
                                           Vice President and Secretary